Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

June 29, 2009

William J. Kearns

Tia Jenkins

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

File No. 000-51413

Dear Mr. Kearns and Ms. Jenkins:

On behalf of Tranquility, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated June 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent registered public accounting firm, page 12

1.

For the period from August 20, 1997 (inception) to December 31, 2006, we note that the current audit report refers to, and indicates reliance on, an audit report dated March 19, 2007 issued by your predecessor auditor, Gruber & Company, LLC. Please revise to include an audit report for this period, as required by Article 2 of Regulation S-X.

2.

Response:  In response to comment 1, we have revised our financial statements included with our Form 10-K/A which was filed with the Securities and Exchange Commission (“SEC”) to include the audit report from Gruber & Company, LLC, dated March 19, 2007.

Item 15. Exhibits, Financial Statements Schedules

302 Certifications

2.

We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•

in the head note to paragraph 5 you replaced “evaluation of internal control over financial reporting” with “evaluation”

•

your paragraph 5(a) does not appear to comply with Item 601(31) of Regulation S-K

Please confirm in future filings, including any amendment to this Form 10-K, that you will revise your certifications to address the issues above.

Response:  In response to comment 2, we confirm that in all future filings, including any amendment to its Form 10-K for the fiscal year ended December 31, 2008, the Company will revise its certifications to address the issues set forth in comment 2.  Furthermore, the Company has revised the certifications attached to its Form 10-K/A filing that was filed with the SEC to address the issues set forth in comment 2.

Form 10-Q for the Quarterly Period Ended March 31. 2009

Item 6 Exhibits

Section 302 Certifications

3.

We note that you have replaced the term “registrant” with “small business issuer” throughout your certification. As you are no longer a small business Registrant, please confirm in future filings you will revise your Section 302 certifications to comply.

Response:  In response to comment 3, we confirm that in all future filings, the Company will revise its certifications to address the issues set forth in comment 3.

In connection with our responses, attached please find a statement, in writing, from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.